# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

July 1, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 1, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Bending Spoons S.p.A. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Ordinary shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,